Hume, Kieran Inc.
Investor Relations Counsel

HUME, KIERAN

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

02060657

File No: 82-4478

Thursday, December 5 2002

02 DEC 17 AM 11:15

Paul Dudek
S.E.C. - International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington, DC 20549
U.S.A.

SUPPL

Dear Mr. Dudek:

Herewith a release from Canadian Western Bank, dated December 5, 2002 for filing as required by Rule 12g3-2(b):

CANADIAN WESTERN BANK REPORTS STRONG ASSET GROWTH; COMPLETES 58TH CONSECUTIVE PROFITABLE QUARTER; SEMI-ANNUAL DIVIDEND INCREASED 15 PERCENT TO $0.23 PER SHARE

Cordial regards,

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Brenda Orser

Brenda Orser
Senior Associate

CC: Tracey Ball, Sr. Vice President & CFO and Diane Davies, Sr. AVP & Chief Accountant

Attachment (11 pages)

dlw 12/26

CANADIAN WESTERN BANK

For Immediate Release: Thursday, December 5, 2002

CANADIAN WESTERN BANK REPORTS STRONG ASSET GROWTH; COMPLETES 58th CONSECUTIVE PROFITABLE QUARTER; SEMI-ANNUAL DIVIDEND INCREASED 15 PERCENT TO $0.23 PER SHARE

Edmonton, December 5 – Canadian Western Bank today announced solid results for the fourth quarter and for fiscal 2002.

FOURTH QUARTER HIGHLIGHTS (three months ended October 31, 2002
compared with three months ended October 31, 2001)

- Income before provision for income taxes was $12.7 million compared with $12.7 million.
- Net income was $7.7 million compared with $8.3 million, primarily reflecting a higher income tax rate.
- Diluted earnings per share were $0.56 ($0.61 basic) compared with $0.60 ($0.66 basic).
- Provision for income taxes was $5.0 million compared with $4.4 million.
- Loan growth was 5% in the quarter.
- Return on equity and return on assets were, respectively, 11.2% and 0.82% compared with 13.3% and 0.97%, respectively.
- Credit quality remained strong and stable. Provision for credit losses was 0.24% of average loans compared with 0.22% one year ago.
- Efficiency ratio for the quarter remained strong at 50.9% compared with 48.6%.

2002 YEAR END HIGHLIGHTS (the year ended October 31, 2002
compared with the year ended October 31, 2001)

- Income before provision for income taxes was $48.2 million compared with $46.6 million.
- Net income was $29.6 million compared with $30.1 million, reflecting business growth offset by a compressed net interest margin and higher taxes.
- Diluted earnings per share were $2.14 ($2.34 basic) compared with $2.26 ($2.51 basic).
- Provision for income taxes was $18.6 million compared with $15.2 million (excluding unusual tax expense in 2001 due to future tax rate changes).
- Return on equity and return on assets were, respectively, 11.2% and 0.83% compared with 13.5% and 0.93%, respectively.
- Provision for credit losses was 0.26% of average loans compared with 0.23% and remains the lowest among Canadian banks, the industry average of which is four times higher. Net new specific provisions (excluding the increase in the general allowance for credit risk) were 0.18% of average loans for fiscal 2002.
- Efficiency ratio was 50.7% compared with 50.0%.
- Assets were $3.8 billion compared with $3.4 billion, an increase of 11%.

The Board of Directors has declared that the semi-annual dividend will be increased to $0.23 and will be paid January 6, 2003 to shareholders of record on December 19, 2002.

Larry Pollock, President and CEO, said that fiscal 2002 was particularly gratifying because the Bank continued to achieve its historical double digit loan growth while, at the same time, limiting loan losses to a quarter of the industry average. Looking forward to 2003, the overall credit quality in the markets served by the Bank remains strong and no adverse change in loan loss experience is expected. It was especially meaningful, he noted, that this growth permitted the Bank's pretax earnings to increase by some 36% during the past two years, almost sufficient to offset the increase in the income tax burden from 15% to 39% (excluding unusual tax expense).

Among other notable achievements for the year were: the near record net earnings ($29.6 million in 2002 versus record earnings of $30.1 million in 2001) achieved despite a significant compression of net interest margin in the first half of the year; the industry's best efficiency ratio, at 50.7%; the continued healthy growth of lower cost branch generated deposits; and the continuing superior performance delivered by Canadian Western Trust.

Mr. Pollock also said that the volume of loan applications is substantially higher at present than it was at this time last year and the Bank is strongly capitalized and well managed to handle both vigorous organic growth and growth through acquisitions. The current banking industry climate in Canada is affected by the stated desire of some of the larger institutions to merge or to emphasize growth outside Canada or outside areas of traditional banking within Canada. This is having a highly positive effect in helping CWB achieve strong asset growth. He also noted that there is potential in 2003 for increases in interest rates which would have an immediate and positive effect on net interest income.

Interest rates

The major challenge facing the Bank during 2002 resulted from the rapid decline in short-term interest rates which began in the fall of 2001 and continued well into 2002. This created a considerably negative effect on net interest spreads and thus impacted net interest income. Modest increases in rates have since eased this situation somewhat.

Credit quality

Credit quality remained strong throughout the year. The Bank's 5-year loan loss average is 0.22% of average loans and the 2002 provisioning of 0.26% of average loans remains approximately one fourth of the industry average. No deterioration of this pattern is anticipated and the Bank has no material exposure outside Canada or in the telecommunications, high-tech or power generation sectors.

Asset growth

Total loans increased by 13% during the year and included loan growth of 5% in the fourth quarter, a strong indicator that the Bank's regional focus and "think Western" branding is being accepted positively by customers. Total assets grew during the year to $3.8 billion, an increase of 11% compared with 2001. A modest but highly satisfactory transaction increased assets

through the acquisition of the mid-market business loan and related deposit accounts of Laurentian Bank's Vancouver Commercial Banking Centre. The Bank will continue to seek growth in this manner.

Efficiency ratio

At 50.7%, the efficiency ratio (expenses to revenues) remains the best in the Canadian banking industry. It increased marginally from 50.0% last year.

Canadian Western Trust

CWT continued to expand its operations in 2002 and contributed appreciably to both the earnings and to the growth of non-interest revenues of the Bank. The increase in fee income by CWT reflects growth of 15% in the number of self-directed RRSP and RRIF accounts and an increase of 34% in assets under administration from one year ago. During the year, CWT expanded its corporate and group trust business line while continuing to grow its self-directed RRSP and RRIF business. Among the highlights of the year for CWT was the award by a major Canadian financial services company of a contract to assume trustee and back office services for a recently purchased block of self-directed retirement accounts.

Branch activity

The South Edmonton Common Branch, which opened early in the fiscal year, enjoyed a very successful inaugural year. Current plans call for the relocation and expansion of the existing branches at Grande Prairie and Red Deer, Alberta.

Stock Options

As previously announced, the Bank's Board of Directors has decided that it will implement the new standard on accounting for stock based compensation in fiscal 2003 and will commence the recognition of compensation expense for stock options granted after October 31, 2002. If an expense had been recognized for the stock options granted in fiscal 2002, the reduction in diluted earnings per share for fiscal 2002 would have been approximately $0.03 per share.

Performance Targets – 2003

Our performance targets for 2003 are to grow net income by 15%, achieve an ROA of 88 basis points or greater, grow total revenues by 12-15%, maintain credit losses at 0.25% or less, maintain the efficiency ratio at 50% or less and grow total loans by 12%.

Management's Analysis of Operations and Financial Condition (MD&A) for the quarter follows. A more complete discussion of the Bank's business and strategies can be found in the MD&A in the Bank's 2001 Annual Report. The 2002 Annual Report will be available on our website on or about January 22, 2003. We also encourage you to visit the Bank's website, (www.cwbank.com) for access to other quarterly information.

Q4 Conference Call

CWB conference call (listen only mode)
Friday, December 6, 2002 at 11:00 am EST (9:00 am MST); 416-640-4127
Or toll-free 1-888-881-4892; broadcast live on the Bank's website, www.cwbank.com
The webcast will be archived for 60 days.
Phone replay numbers, archived for two weeks,
(available from Friday, December 6, 1:00pm EST to Friday, December 20, 11:59 EST) are:
416-640-1917 or toll-free 1-877-289-8525; passcode is 214465#.

Canadian Western Bank offers highly personalized service through its 27 branch locations and is the largest Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank specializes in commercial loans, energy loans, construction and real estate project financing, and industrial equipment financing. Retail services include a competitive range of mortgages, consumer loans and deposit products. Canadian Western Trust provides trust services to independent financial advisors, corporations and individuals. A varied range of products and services are offered, including self-directed RRSPs and RRIFs, corporate and group trust services, and commercial real estate financing.

The common shares and the convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of "CWB" and "CWB.DB.A". For more information see company web site at www.cwbank.com.

From time to time we make written and verbal forward-looking statements about the objectives and strategies, operations and financial results of Canadian Western Bank. These may be included in the Annual Report, filings with regulators, reports to shareholders and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:
Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Jon W. Kieran, Investor Relations
Hume, Kieran Inc.
Phone: (416) 868-1079
Email: jon@humekieran.com
If you would prefer to receive press releases via email please contact Brenda Orser (brenda@humekieran.com)

FINANCIAL HIGHLIGHTS

(unaudited) ($ thousands, except per share amounts)	For the three months ended October 31 2002	July 31 2002	October 31 2001	% change from October 31 2001	For the year ended October 31 2002	October 31 2001	% change from October 31 2001
Results of operations (teb) - Reported							
Net interest income	**$ 24,534**	$ 24,079	$ 22,295	10.0 %	**$ 91,284**	$ 85,501	6.8 %
Total revenues	**29,870**	29,834	27,686	7.9	**113,421**	105,259	7.8
Net income before provision for income taxes	**12,728**	13,251	12,718	0.1	**48,165**	46,582	3.4
Provision for income taxes	**5,001**	5,187	4,412	13.3	**18,553**	16,437	12.9
Net income	**7,727**	8,064	8,306	(7.0)	**29,612**	30,145	(1.8)
Return on common shareholders' equity	**11.2%**	12.0%	13.3%	(15.8)	**11.2%**	13.5%	(17.0)
Return on average total assets	**0.82%**	0.89%	0.97%	(15.5)	**0.83%**	0.93%	(10.8)
Earnings per common share							
Basic	**$ 0.61**	$ 0.64	$ 0.66	(7.6)	**$ 2.34**	$ 2.51	(6.8)
Diluted	**0.56**	0.58	0.60	(6.7)	**2.14**	2.26	(5.3)
Efficiency ratio	**50.9%**	49.1%	48.6%	4.7	**50.7%**	50.0%	1.4
Results of operations (teb) - Excluding unusual items (see explanation below)							
Net interest income	**$ 24,534**	$ 24,079	$ 22,295	10.0 %	**$ 91,284**	$ 85,501	6.8 %
Total revenues	**29,870**	29,834	27,686	7.9	**113,421**	105,259	7.8
Net income before provision for income taxes	**12,728**	13,251	12,718	0.1	**48,165**	46,582	3.4
Provision for income taxes	**5,001**	5,187	4,412	13.3	**18,553**	15,187	22.2
Net income from operations	**7,727**	8,064	8,306	(7.0)	**29,612**	31,395	(5.7)
Return on common shareholders' equity	**11.2%**	12.0%	13.2%	(15.2)	**11.2%**	14.0%	(20.0)
Return on average total assets	**0.82%**	0.89%	0.97%	(15.5)	**0.83%**	0.97%	(14.4)
Earnings per common share							
Basic	**$ 0.61**	$ 0.64	$ 0.66	(7.6)	**$ 2.34**	$ 2.62	(10.7)
Diluted	**0.56**	0.58	0.60	(6.7)	**2.14**	2.34	(8.5)
Efficiency ratio	**50.9%**	49.1%	48.6%	4.7	**50.7%**	50.0%	1.4
Per Common Share							
Dividends	**$ 0.00**	$ 0.20	$ 0.00	0.0 %	**$ 0.40**	$ 0.36	11.1 %
Book value	**21.97**	21.36	20.08	9.4	**21.97**	20.08	9.4
Closing market value	**25.75**	25.00	26.27	(2.0)	**25.75**	26.27	(2.0)
Common shares outstanding (thousands)	**12,659**	12,655	12,560	0.8	**12,659**	12,560	0.8
Balance Sheet and Off-Balance Sheet Summary							
Assets	**$ 3,828,162**	$ 3,669,836	$ 3,439,568	11.3 %			
Loans	**3,248,747**	3,088,277	2,886,640	12.5			
Deposits	**3,429,071**	3,282,925	3,042,307	12.7			
Debentures	**57,126**	62,126	67,126	(14.9)			
Shareholders' equity	**278,087**	270,320	252,262	10.2			
Assets under administration	**1,166,489**	1,084,961	873,538	33.5			
Capital Adequacy							
Tier 1 ratio	**8.8%**	9.1%	9.3%	(5.4) %			
Total ratio	**11.4%**	12.0%	12.5%	(8.8)			

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the Interim Consolidated Statement of Income) includes tax-exempt income on certain securites. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The taxable equivalent basis includes an adjustment that increases interest income and the provision for income taxes by an amount that adjusts the income on the tax-exempt securities to what income would have been had it been taxed at the statutory rate. Prior to fiscal 2002, tax-exempt security income was insignificant and no taxable equivalent adjustments were made.

Unusual Items

Net income from operations excludes unusual items relating to non-cash income tax expense which relate to the write-down of future income tax assets to reflect reductions in future income tax rates. There were no unusual items in fiscal 2002. In fiscal 2001 there was unusual tax expense of $1,000 in the first quarter and $250 in the third quarter. Management follows the banking industry practice of performing year-over-year comparisons on net income adjusted to exclude unusual items and on reported net income calculated in accordance with generally accepted accounting principles (GAAP). **Readers are cautioned that net income from operations does not have a standardized meaning under GAAP and may not be comparable to similar terms used by other companies.**

Earnings per Share

Diluted earnings per share for fiscal 2001 have been restated to reflect the required implementation of the new accounting standard on Earnings per Share (see note 2 on page 11 of this report).

__Advisory__

From time to time we make written and verbal forward-looking statements about the objectives and strategies, operations and financial results of Canadian Western Bank. These may be included in the Annual Report, filings with regulators, reports to shareholders and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements.

MANAGEMENT'S ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Management's analysis of operations and financial condition ("MD&A") should be read in conjunction with the Interim Unaudited Consolidated Financial Statements for the period ended October 31, 2002, included herein, and the Audited Consolidated Financial Statements and MD&A for the year ended October 31, 2001 included in the 2001 Annual Report on pages 31 through 69. Except as discussed below, all other factors discussed and referred to in the MD&A included in the 2001 Annual Report remain substantially unchanged. The 2002 Annual Report will be available in January 2003.

OVERVIEW

In evaluating the Bank's performance, management analyzes reported net income (as reported in the Consolidated Statement of Income) as well as net income from operations which is adjusted to exclude unusual items (as described in more detail on page 31 of the MD&A in the 2001 Annual Report). There were no unusual items in 2002. Net income from operations in 2001 excludes non-cash tax expense of $1 million in the first quarter and $0.25 million in the third quarter related to the write-down of future income tax assets to reflect reductions in future tax rates.

Reported net income for the fourth quarter of 2002 was $7.73 million, a decrease of 7% from $8.31 million for the fourth quarter last year and down 4% compared to $8.06 million for the previous quarter. Diluted earnings per share were $0.56 ($0.61 basic) this quarter compared to $0.60 ($0.66 basic) one year ago and $0.58 ($0.64 basic) in the previous quarter. Return on shareholders' equity and return on assets were 11.2% and 0.82% respectively, compared to 13.3% and 0.97% for the same quarter last year and 12.0% and 0.89% in the previous quarter.

Reported net income for the year ended October 31, 2002 was $29.61 million, a decrease of 2% from $30.15 million last year principally due to the low interest rate environment and an increased tax rate. Diluted earnings per share were $2.14 ($2.34 basic) this year compared to $2.26 ($2.51 basic) a year ago. The year-to-date earnings per share comparisons include the effect of the equity issue in April 2001. Return on shareholders' equity and return on assets were 11.2% and 0.83% respectively, compared to 13.5% and 0.93% last year.

Excluding the unusual tax expense recorded in fiscal 2001, quarterly and annual net income from operations in 2002 decreased 7% and 6% respectively compared with the same periods in 2001. The related quarterly and annual diluted earnings per share decreased 7% and 9% respectively.

NET INTEREST INCOME

Continued strong loan generation is reflected in the increase of 11% in average interest earning assets from one year ago. Net interest income (teb) increased 10% over the same quarter last year.

The net interest margin was 2.64% this quarter compared to 2.72% last quarter (normalized net interest margin was 2.61% excluding an 11 basis point increase attributable to the realization of a deferred loan premium) and 2.65% one year earlier. The yield on the investment portfolio was 3.80% this quarter, compared to 3.68% in the previous quarter and 4.72% for the same quarter last year.

CREDIT QUALITY

Credit quality remained strong. Net impaired loans as a percentage of total loans were 0.13% this quarter, compared to 0.21% at the end of the previous quarter and 0.25% one year ago. Gross impaired loans were basically unchanged from the previous quarter. The resolution of two loans which became impaired in the previous quarter totalling approximately $9 million is expected in the next ninety days with full recoveries.

The allowance for credit losses at October 31, 2002 totalled $31.0 million. Of this amount, $7.2 million was allocated to specific provisions, compared with $7.3 million in the previous quarter. The general allowance was $23.8 million, up from $22.9 million at July 31, 2002. Relative to risk-weighted assets, the general allowance was 0.76% compared with 0.77% for the previous quarter and 0.79% one year ago.

The provision for credit losses for the fourth quarter was $1.94 million, consistent with the previous three quarters and compared to $1.52 million in each of the four quarters last year. The increase in the provision from last year reflects growth in the loan portfolio. The annual provision for credit losses is 26 basis points of average loans, compared to 23 basis points last year. Net new specific provisions (i.e. excluding the increase in the general allowance for credit risk) represented 18 basis points of average loans for fiscal 2002 compared to 21 basis points in 2001. This level of provisioning is consistent with initial expectations for the year and compares very favourably with the Canadian banking industry average which was four times greater for fiscal 2002.

OTHER INCOME

Other income was $5.3 million, consistent with the same quarter last year but down 7% from the previous quarter, which generated very strong credit related fees. Trustee fees continue to be a strong growth area this year and have increased $192,000 or 33% compared to the same quarter last year. Retail services income increased $179,000 or 20% compared to the same quarter last year. The decrease in the "other" caption quarter over quarter relates to net gains on securities sales which totalled $431,000 this quarter ($2.4 million for fiscal 2002) compared to $743,000 for the fourth

quarter last year ($2.3 million for fiscal 2001). Gains in the fixed income securities portfolio arose from the reductions in market interest rates and their realization this year helped ease the profitability impact from the decline in net interest margin primarily in the first two quarters of 2002. Unrealized gains in the securities portfolio totalled $3.2 million at October 31, 2002 compared to $2.2 million last quarter and $5.6 million one year ago.

NON-INTEREST EXPENSES

Non-interest expenses were $15.2 million, an increase of $1.8 million or 13%, over the same quarter last year. The increase is primarily due to higher short-term incentive based compensation and growth including new branch initiatives. The efficiency ratio increased to 50.9% this quarter from 49.1% in the third quarter and 48.6% one year ago. The efficiency ratio for the year ended October 31, 2002 was 50.7%, slightly above 50.0% realized last year.

INCOME TAXES

The effective annual tax rate is approximately 35% (39% teb) compared to an effective rate of 33% in fiscal 2001, excluding the $1.25 million unusual tax expense recorded in 2001.

BALANCE SHEET

Total assets grew 11% from one year ago to reach $3,828 million while total loans increased 13% over the same period to $3,249 million. Loan growth was very strong at $160 million or 5% during the fourth quarter. Branch-generated deposits of $1,822 million increased 12% compared to October 31, 2001 balances while lower cost demand and notice deposits showed a substantial increase of 23% from one year ago. There are no intangibles or goodwill recorded in the balance sheet.

Off-balance sheet assets include trust assets under administration which increased to $1,166 million this quarter, up 34% from one year ago and 8% from the previous quarter. Other off-balance sheet items relate to industry standard credit instruments (guarantees and standby letters of credit and commitments to extend credit) and financial instruments (primarily interest rate swaps) used to reduce the risk from changing market prices. More detailed information on the nature of these off-balance sheet financial instruments is provided in Notes 12(a) and 16 of the 2001 Annual Report. The Bank has no special purpose entities.

CAPITAL FUNDS

Capital funds, consisting of subordinated debentures and shareholders' equity, reached $335 million at October 31, 2002, compared to $332 million last quarter and $319 million one year ago. Retained earnings, net of dividends, and proceeds from the exercise of options accounted for the increase in capital funds year over year and were offset by the redemption of two conventional subordinated debentures at their face value of $5 million each.

Book value at October 31, 2002 was $21.97 per share compared to $20.08 one year ago. The capital adequacy ratio, the ratio of regulatory capital to risk-weighted assets, remains strong with a Tier 1 component of 8.8% and a total ratio of 11.4%, compared to 9.1% and 12.0% last quarter and 9.3% and 12.5% one year ago. The Tier 1 capital is of the highest quality, comprised entirely of common share capital and retained earnings. The level of capital currently held allows the flexibility to pursue growth opportunities as they arise and with the high ratio of Tier 1 capital, significant new growth can be financed by issuing Tier 2 capital only.

YEAR TO DATE PERFORMANCE COMPARED TO TARGETS

The performance targets established for this fiscal year are presented in the table below together with the 2002 actual financial performance and our targets for 2003.

Although the net interest margin recovered significantly in the third and fourth quarters, it was not enough to overcome the lower than expected results of the first six months. Hence the majority of the 2002 financial performance targets were not achieved but the fiscal 2002 overall financial performance was solid given the record low interest rate environment and the credit challenges that faced the banking industry in 2002.

	2002 Target	2002 Performance	2003 Target
Net income before tax (teb) growth	12%	3%	15%
Net income growth	5%	(2%)	15%
Total revenue (teb) growth	12%	8%	12-15%
Loan growth	14%	13%	12%
Credit losses Total provision for credit losses Net new specifics only	0.25% or less	0.26% 0.18%	0.25% or less
Efficiency ratio (teb)	50% or less	50.7%	50% or less
Return on assets	0.90% or greater	0.83%	0.88% or greater

INTERIM CONSOLIDATED STATEMENT OF INCOME

(unaudited) ($ thousands, except per share amounts)	For the three months ended October 31 2002	 July 31 2002	 October 31 2001	% change from October 31 2001	For the year ended October 31 2002	 October 31 2001	% change from October 31 2001
Interest Income							
Loans	$ 51,271	$ 49,565	$ 52,421	(2.2)%	$ 193,997	$ 210,668	(7.9)%
Securities	2,750	2,674	3,704	(25.8)	10,893	14,319	(23.9)
Deposits with regulated financial institutions	973	789	1,740	(44.1)	3,565	8,906	(60.0)
	54,994	53,028	57,865	(5.0)	208,455	233,893	(10.9)
Interest Expense							
Deposits	30,328	28,720	34,565	(12.3)	115,913	144,404	(19.7)
Debentures	842	922	1,005	(16.2)	3,707	3,988	(7.0)
	31,170	29,642	35,570	(12.4)	119,620	148,392	(19.4)
Net Interest Income	23,824	23,386	22,295	6.9	88,835	85,501	3.9
Provision for credit losses	1,935	1,935	1,524	27.0	7,740	6,096	27.0
Net Interest Income after Provision for Credit Losses	21,889	21,451	20,771	5.4	81,095	79,405	2.1
Other Income							
Credit related	2,452	3,485	2,546	(3.7)	11,050	10,262	7.7
Retail services	1,072	1,015	893	20.0	3,944	3,397	16.1
Trust services	778	787	586	32.8	3,206	2,252	42.4
Other	1,033	468	1,366	(24.4)	3,936	3,847	2.3
	5,335	5,755	5,391	(1.0)	22,136	19,758	12.0
Net Interest and Other Income	27,224	27,206	26,162	4.1	103,231	99,163	4.1
Non-interest Expenses							
Salaries and employee benefits	9,352	8,959	7,872	18.8	34,585	30,469	13.5
Premises and equipment	2,724	2,693	2,581	5.5	10,829	10,084	7.4
Other expenses	2,724	2,606	2,446	11.4	10,574	10,150	4.2
Provincial capital taxes	406	390	545	(25.5)	1,527	1,878	(18.7)
	15,206	14,648	13,444	13.1	57,515	52,581	9.4
Net Income before Provision for Income Taxes	12,018	12,558	12,718	(5.5)	45,716	46,582	(1.9)
Provision for income taxes (Note 3)	4,291	4,494	4,412	(2.7)	16,104	16,437	(2.0)
Net Income	$ 7,727	$ 8,064	$ 8,306	(7.0)%	$ 29,612	$ 30,145	(1.8)
Average number of common shares outstanding	12,655,937	12,650,379	12,554,899	0.8 %	12,628,938	12,000,926	5.2 %
Average number of diluted common shares (Note 2)	14,725,835	14,762,579	14,755,560	(0.2)%	14,769,357	14,267,665	3.5 %
Earnings per Common Share							
Basic	$ 0.61	$ 0.64	$ 0.66	(7.6)%	$ 2.34	$ 2.51	(6.8)%
Diluted (Note 2)	$ 0.56	$ 0.58	$ 0.60	(6.7)%	$ 2.14	$ 2.26	(5.3)%

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

(unaudited) ($ thousands)	As at October 31 2002	As at July 31 2002	As at October 31 2001	% change from October 31 2001
Cash Resources				
Cash	$ **1,928**	$ 1,671	$ 1,945	(0.9)%
Deposits with regulated financial institutions	**132,038**	177,410	190,978	(30.9)
Cheques and other items in transit, net	**53,911**	49,997	39,885	35.2
	187,877	229,078	232,808	(19.3)
Securities				
Issued or guaranteed by Canada	**174,409**	139,287	118,549	47.1
Issued or guaranteed by a province or municipality	**88,394**	85,746	117,034	(24.5)
Other securities	**82,816**	80,412	32,837	152.2
	345,619	305,445	268,420	28.8
Loans (net of allowance for credit losses)				
Securities purchased under resale agreements	**66,431**	87,029	75,000	(11.4)
Residential mortgages	**602,107**	583,731	552,585	9.0
Other	**2,580,209**	2,417,517	2,259,055	14.2
	3,248,747	3,088,277	2,886,640	12.5
Other				
Land, buildings and equipment	**13,749**	14,279	16,014	(14.1)
Other assets	**32,170**	32,757	35,686	(9.9)
	45,919	47,036	51,700	(11.2)
Total Assets	$ **3,828,162**	$ 3,669,836	$ 3,439,568	11.3 %
Deposits				
Payable on demand	$ **115,783**	$ 98,579	$ 78,562	47.4 %
Payable after notice	**438,231**	410,724	370,566	18.3
Payable on a fixed date	**2,875,057**	2,773,622	2,593,179	10.9
	3,429,071	3,282,925	3,042,307	12.7
Other				
Other liabilities	**63,878**	54,465	77,873	(18.0)
Subordinated Debentures				
Conventional (Note 4)	**3,126**	8,126	13,126	(76.2)
Convertible	**54,000**	54,000	54,000	0.0
	57,126	62,126	67,126	(14.9)
Shareholders' Equity				
Capital stock	**145,203**	145,163	143,942	0.9
Retained earnings	**132,884**	125,157	108,320	22.7
	278,087	270,320	252,262	10.2
Total Liabilities and Shareholders' Equity	$ **3,828,162**	$ 3,669,836	$ 3,439,568	11.3 %

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited) ($ thousands)	For the year ended October 31, 2002	For the year ended October 31, 2001
Capital Stock		
Balance at beginning of period	$ **143,942**	$ 111,342
Common shares issued:		
Exercise of employee stock options	**1,261**	3,175
Proceeds of equity issue	**-**	29,425
Balance at end of period	**145,203**	143,942
Retained Earnings		
Balance at beginning of year	**108,320**	83,253
Net income for the year	**29,612**	30,145
Dividends	**(5,048)**	(4,273)
Share issue costs (2001 - net of income taxes of $534)	**-**	(805)
Balance at end of period	**132,884**	108,320
Total Shareholders' Equity	$ **278,087**	$ 252,262

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited) ($ thousands)		For the three months ended October 31 2002	October 31 2001	For the twelve months ended October 31 2002	October 31 2001
Cash Flows from Operating Activities					
Net income		$ 7,727	$ 8,306	$ 29,612	$ 30,145
Adjustments to determine net cash flows:					
Provision for credit losses		1,935	1,524	7,740	6,096
Depreciation and amortization		771	775	3,110	3,279
Future income taxes, net		33	2,005	(31)	8,126
Gain on sale of securities, net		(431)	(742)	(2,385)	(2,328)
Accrued interest receivable and payable, net		4,561	2,404	(5,600)	92
Current income taxes payable, net		3,662	2,821	(5,256)	8,027
Other items, net		1,745	(6,205)	480	(5,376)
		20,003	10,888	27,670	48,061
Cash Flows from Financing Activities					
Deposits, net		146,146	69,190	386,764	314,498
Debenture redemption	(Note 4)	(5,000)	-	(10,000)	-
Dividends		-	-	(5,048)	(4,273)
Common shares issued, net of issue costs		40	125	1,261	31,261
		141,186	69,315	372,977	341,486
Cash Flows from Investing Activities					
Loans, net		(162,405)	(115,652)	(369,847)	(332,644)
Interest bearing deposits with regulated financial institutions, net		58,834	8,609	62,999	(22,441)
Securities, net		(39,743)	24,277	(74,814)	(34,676)
Land, buildings and equipment, net		(242)	(1,262)	(917)	(4,354)
		(143,556)	(84,028)	(382,579)	(394,115)
Increase (Decrease) In Cash and Cash Equivalents		17,633	(3,825)	18,068	(4,568)
Cash and Cash Equivalents at Beginning of Period		43,887	47,277	43,452	48,020
Cash and Cash Equivalents at End of Period *		$ 61,520	$ 43,452	$ 61,520	$ 43,452
* **Represented by:**					
Cash resources per Consolidated Balance Sheet		$ 187,877	$ 232,808	$ 187,877	$ 232,808
Less interest bearing deposits with regulated financial institutions		126,357	189,356	126,357	189,356
Cash and Cash Equivalents at End of Period		$ 61,520	$ 43,452	$ 61,520	$ 43,452

Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the period	$ 25,519	$ 33,971	$ 126,184	$ 146,618
Amount of income taxes paid in the period	$ 1,047	$ 340	$ 21,253	$ 2,190

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
($ thousands, except per share amounts)

1. **Basis of Presentation**
These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada, using the same accounting policies as the Consolidated Financial Statements for the year ended October 31, 2001, except as explained in Note 2 below. These interim unaudited consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the Consolidated Financial Statements included in the Bank's 2001 Annual Report.

2. **Change in Accounting Policy – Earnings Per Share**
Effective November 1, 2001, the Bank adopted the treasury stock method of calculating diluted earnings per share as required by the Canadian Institute of Chartered Accountants' revised accounting standard. This method assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase the Bank's common shares at the average market price during the period. Prior to November 1, 2001, the imputed earnings method of calculating diluted earnings per share was used which assumed that exercise proceeds were invested to earn a return.

The new method was applied retroactively with restatement of prior periods. Under the previous method, diluted earnings per share were $0.01 higher in each of the comparative quarters and $0.05 higher for the year ended October 31, 2001.

3. **Income Taxes**
There are no unusual, non-cash tax items in the provision for income taxes in 2002.

In fiscal 2001, the provision included unusual, non-cash items representing the write-down of future income tax assets to reflect corporate income tax rate reductions enacted for accounting purposes. Write-downs were recorded in the first ($1,000) and third ($250) quarters of 2001 representing federal and provincial income tax rate reductions respectively.

The Bank's future income tax asset position arises primarily from the general allowance for credit losses which is not allowed as a current deduction for tax purposes.

4. **Subordinated Debentures**
In the second quarter of 2002 a conventional debenture issued in the amount of $5,000 was redeemed by the Bank at face value plus accrued interest. In the third quarter of 2002 a conventional debenture issued in the amount of $3,126 was renegotiated to a ten year 6.85% debenture maturing June 30, 2012. In the fourth quarter of 2002 a second $5,000 conventional debenture was redeemed by the Bank at its face value plus accrued interest.

5. **Outstanding Share Data**
As at October 31, 2002 the Bank had 12,659,372 common shares outstanding. In addition there were two outstanding debentures with a combined principal amount of $54,000 that are convertible into a total of 1,799,344 common shares and employee stock options that have been issued which are or will be exercisable into 1,129,815 common shares (1,167,849 authorized) for proceeds of $21,783. During 2002, 159,806 employee stock options were granted with an average exercise price of $26.81 per share.

6. **Comparative Figures**
Certain of the comparative figures have been reclassified to conform to the current period's presentation.

SHAREHOLDER INFORMATION

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Regional Office
Canadian Western Trust Company
Suite 2200, 666 Burrard Street
Vancouver, BC V6C 2X8
Telephone: (604) 685-2081
Fax: (604) 669-6069
Website: www.cwt.ca

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB
Convertible Debenture Symbol: CWB.DB.A

Transfer Agent and Registrar
Computershare Trust Company of Canada
Suite 970, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3N6
Telephone: (780) 448-7598
Fax: (780) 426-4032

Investor Relations
For further financial information
call Jon W. Kieran at Hume, Kieran Inc.
Telephone: (416) 868-1079
Fax: (416) 868-6198,
or visit our website at
www.cwbank.com/investor_info.

Online Investor Presentation
Supplemental financial information for investors and analysts is available on our website at www.cwbank.com/investor_info

Webcast
A live audio webcast and conference call will take place on Friday, December 6, 2002 with Bank executives, analysts and investors.
The webcast will be archived on our website at www.cwbank.com/investor_info for sixty days. A replay of the conference call is available until December 20, 2002 by dialing toll-free 1-877-289-8525 and entering passcode 214465#.